                   [LETTERHEAD OF TRIGEN ENERGY CORPORATION]

                                                               February 28, 2000

Dear Stockholder:

    On January 19, 2000, Trigen Energy Corporation (the "Company"), Elyo ("Parent"), a societe anonyme organized and existing under the laws of the Republic of France, and T Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Parent, entered into a merger agreement providing for the acquisition of any and all of the Common Stock, par value $0.01 per share, of the Company at $23.50 cash per share.

    The Purchaser has today commenced a cash tender offer for any and all of the issued and outstanding shares of Common Stock of the Company at a price of $23.50 net per share. The merger agreement provides that, following the tender offer, Purchaser will merge with and into the Company and any remaining shares of Common Stock of the Company will be converted into the right to receive $23.50 per share in cash, without interest.

    At a meeting on January 19, 2000, your Board of Directors (the "Board") by unanimous vote of all directors, based on, among other things, the unanimous recommendation of a Special Committee comprised of independent directors, (i) determined that the merger is advisable and that the terms of the offer and the merger, the merger agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the offer and the merger and approved and adopted the merger agreement, and (iii) recommended the offer to, and the approval and adoption of the merger agreement and the transactions contemplated thereby by, the stockholders of the Company.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated
January 19, 2000, of Credit Suisse First Boston Corporation, the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $23.50 to be received in the offer and the merger, taken together, by the holders of shares of Trigen common stock was fair, from a financial point of view, to such holders, other than Parent and its affiliates.

    Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          /s/ Richard E. Kessel
                                          ---------------------

                                          Richard E. Kessel
                                          President & Chief Executive Officer